	July 16, 2008	ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

VIA EDGAR AND FEDERAL EXPRESS		WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER 084147-0102

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Company’s Form S-1 Registration Statement (the “Registration Statement”) filed with the Commission on April 30, 2008 and amended on June 17, 2008 and July 8, 2008 (SEC File No. 333-150513). The purpose of Amendment No. 3 is to file exhibits to the Registration Statement. Accordingly, Amendment No. 3 consists only of the cover page, an explanatory note, and Part II to the Registration Statement. Because no changes have been made to Part I of the Registration Statement, it has been omitted.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

cc:	Mr. Francis McCahill, III
Homeowners Choice, Inc.